Peace Arch Entertainment Group Inc.

Quarterly Consolidated Financial Statements

May 31, 2007

(in thousands of Canadian dollars)

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31 2007 $ (unaudited)	August 31 2006 $ (audited)
Assets

Cash and cash equivalents	1,130	1,216

Accounts and other receivables (note 4)	41,192	21,471

Inventory	2,004	1,830

Investment in film and television programming (note 5)	42,924	29,174

Prepaid expenses and deposits	316	370

Property and equipment (note 6)	1,347	571

Intangible assets (note 7)	2,091	1,875

Other assets (note 8)	1,507	511

Goodwill (note 10)	8,744	5,252

Restricted term deposits (note 17)	22,211	21,272

	123,466	83,542

Liabilities

Bank credit facility (note 11)	3,000	1,811

Accounts payable and accrued liabilities (note 12)	20,426	11,384

Term loan (note 13)	2,738	-

Note payable (note 14)	267	-

Production loans (note 15)	46,447	29,762

Deferred revenue	1,336	799

Future income tax liability	716	883

Revenue guarantee obligation (note 17)	22,211	21,272

	97,141	65,911

Shareholders’ Equity

Capital stock (note 19)	26,814	21,760

Contributed surplus (note 20)	3,282	2,864

Warrants (note 21)	309	1,010

Other paid-in capital	680	680

Deficit	(4,760)	(8,683)

	26,325	17,631

	123,466	83,542

Nature of operations and going concern (note 1)

Commitments and contingencies (note 26)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Revenue	20,006	8,824	51,612	13,394

Expenses
Amortization of investment in film and television programming, and other production costs	10,873	3,015	26,344	4,781
Home entertainment direct costs	3,563	3,423	12,059	4,843
Selling, general and administrative	3,320	2,268	7,840	4,959
Other amortization	140	132	463	222

	17,896	8,838	46,706	14,805

Earnings (loss) from operations before the undernoted	2,110	(14)	4,906	(1,411)

Interest income	408	333	1,075	829
Interest expense (note 22)	(1,118)	(828)	(2,654)	(1,916)
Foreign exchange gain	861	83	196	589
Gain on sale of asset	-	-	-	43
Legal settlement (note 16)	-	-	957	-
Loss on settlement of obligation (note 18)	(396)	(15)	(409)	(15)

Earnings (loss) before income taxes	1,865	(441)	4,071	(1,881)

Income tax recovery	48	-	167	-

Net earnings (loss) for the period	1,913	(441)	4,238	(1,881)

Net earnings (loss) per common share (note 23)
Basic	0.05	(0.02)	0.12	(0.10)

Diluted	0.04	(0.02)	0.11	(0.10)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Deficit – Beginning of period	(6,562)	(5,830)	(8,683)	(4,255)

Preference share dividends	(111)	(79)	(315)	(214)
Net earnings (loss) for the period	1,913	(441)	4,238	(1,881)

Deficit – End of period	(4,760)	(6,350)	(4,760)	(6,350)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)
Cash flows from operating activities
Net earnings (loss) for the period	1,913	(441)	4,238	(1,881)
Items not affecting cash
Amortization of film and television programming (note 5)	9,591	1,299	20,957	2,475
Income tax recovery	(48)	-	(167)	-
Amortization of deferred financing costs	32	302	58	414
Other amortization	140	132	463	222
Stock-based compensation and warrant costs	366	494	672	737
Loss on settlement of obligation	396	15	409	15
Gain on sale of asset	-	-	-	(43)
Investment in film and television programming	(5,312)	(2,289)	(26,617)	(12,744)
Changes in non-cash operating working capital (note 24)	(13,612)	(244)	(11,427)	2,327

	(6,534)	(732)	(11,414)	(8,478)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	-	-	(3,176)
Acquisition of Castle Hill Productions Inc. and Dream LLC	135	-	(9,517)	-
Deferred acquisition costs	(917)	-	(917)	-
Property and equipment purchases	(472)	(9)	(887)	(136)

	(1,254)	(9)	(11,321)	(3,312)

Cash flows from financing activities
Bank credit facility	950	-	1,189	-
Issuance of term loan (note 13)	(274)	-	2,938	3,500
Repayment of term loan	(200)	(53)	(200)	(53)
Deferred financing costs	-	-	(381)	(416)
Production loans	9,490	2,667	48,489	15,743
Repayment of production loans	(7,966)	(3,130)	(31,340)	(9,797)
Issuance of preference shares on exercise of warrants	653	689	930	1,516
Issuance of common shares upon exercise of stock options	324	117	346	117
Issuance of common shares on exercise of warrants	399	-	678	-

	3,376	290	22,649	10,610

Decrease in cash and cash equivalents	(4,412)	(451)	(86)	(1,180)

Cash and cash equivalents – Beginning of period	5,542	699	1,216	1,428

Cash and cash equivalents – End of period	1,130	248	1,130	248

Supplemental cash flow information
Interest paid	824	338	2,320	1,176

Non-cash transactions (note 25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and New York, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) produces and acquires feature films, television and home entertainment content for distribution to worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is constrained at times. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  Subsequent to May 31, 2007, the Company completed a private placement of 13,200,000 Common Shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).  A portion of the net proceeds will be applied as general working capital (see subsequent events note 29(i)).  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities for which the Company is the primary beneficiary.  All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2006.

b)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

c)

Operating cycle

As the Company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the Company maintains a non-classified balance sheet.

Consolidation of Variable Interest Entities

In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, from May 31, 2006, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. as indicated in the following table:

Total VIE Balances $

Cash	(5)
Accounts and other receivables	1,226
Investment in film and television programming	995
Production loans	(1,849)
Accounts payable and accrued liabilities	(367)

The Company has determined that its rights to the remaining acquired film properties do not expose the Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the various production entities is $11,228,000.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Accounts and other receivables

	May 31 2007 $	August 31 2006 $

Trade receivables	31,596	16,322
Tax credits receivable	5,546	5,149
Note receivable from Canadian limited partnership	4,050	-

	41,192	21,471

At May 31, 2007, $3,423,000 (August 31, 2006 - $4,464,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution production loans of $6,030,000 (August 31, 2006 - $7,763,000).

Tax credits receivable are Canadian federal and provincial government refundable tax credits and New York State tax credits. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

The note receivable from Canadian limited partnership is in respect of a film to which the Company has acquired certain distribution rights and for which the Canadian limited partnership has provided financing to the production company for the completion of the film.  The note receivable is secured by a charge over all the assets of the film’s production company.  The note receivable bears interest at the rate of 2.5% per month and was repaid in full subsequent to May 31, 2007.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The components are as follows:

			May 31 2007			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	74,667	55,059	19,608	63,484	48,146	15,338
Productions in progress	2,312	-	2,312	5,503	-	5,503
In development	141	-	141	500	-	500
Television programming
Released	34,196	18,790	15,406	8,307	5,023	3,284
Productions in progress	2,930	-	2,930	3,401	-	3,401
In development	148	-	148	150	-	150
Home Entertainment	2,656	277	2,379	998	-	998

	117,050	74,126	42,924	82,343	53,169	29,174

The Company reviews future revenue projections supporting the carrying value of its investment in film and television programming in accordance with its accounting policy. During the nine months ended May 31, 2007,  lower estimates of future revenue projections with reference to the anticipated market conditions for five of the films resulted in a writedown of $826,000 (2006 - $nil). The writedowns are included in amortization of investment in film and television programming and other production costs on the statements of earnings.

Property and equipment

			May 31 2007			August 31 2006
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	1,082	201	881	422	124	298
Production equipment	301	108	193	286	63	223
Leasehold improvements	336	63	273	92	42	50

	1,719	372	1,347	800	229	571

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisitions of kaBOOM! Entertainment Inc., Castle Hill Productions Inc. and Dream LLC.

			May 31 2007			August 31 2006
	Estimated fair value $	Accumulated amortization $	Net $	Estimated fair value $	Accumulated amortization $	Net $

Brand	300	83	217	300	38	262
Customer relationships	2,220	445	1,775	1,800	187	1,613
Other	116	17	99	-	-	-

	2,636	545	2,091	2,100	225	1,875

Amortization of intangible assets totalling $320,000 (2006 - $135,000) for the nine months ended May 31, 2007, is included in other amortization.  Intangible assets represents the fair value of kaBOOM! Entertainment Inc.’s brand and customer relationship acquired and Castle Hill Production Inc. and Dream LLC’s customer relationship and other intangible assets acquired.  The customer relationships, brand and other intangible assets are amortized on a straight-line basis over a period of six, five and three years respectively.

Other assets

	May 31 2007 $	August 31 2006 $
Deferred financing costs (a)	323	-
Deferred acquisition costs (b)	1,184	511
	1,507	511

a)

Deferred financing costs

Deferred financing costs of $381,000 (August 31, 2006 - $nil) represent costs associated with establishing the term loan as described in note 13.  Amortization of deferred financing costs of $58,000 (2006 - $414,000) for the nine months ended May 31, 2007 is included in interest expense.  The deferred financing costs are amortized over the term of the loan, which matures on December 31, 2010.

b)

Deferred acquisition costs

As at May 31, 2007, the Company incurred $1,184,000 in costs directly associated with the acquisitions of Trinity Home Entertainment, LLC (note 29(ii)) and Dufferin Gate Holdings Inc. (note 26(e)).

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As at August 31, 2006, the Company incurred $511,000 in costs directly associated with the acquisition of Castle Hill Productions Inc. and Dream LLC. As at May 31, 2007, these costs and any incremental direct   costs of acquisition were included in the purchase cost of the acquisition (note 9).

Business Acquisition

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC (Castle Hill/Dream), which holds, among other things, the rights to a library of films.  The cost of the purchase was $11,186,000 consisting of cash consideration of $8,969,000 paid at the time of closing, 1,120,419 common shares of the Company valued at $1,158,000 and direct costs of the acquisition of $1,059,000.  The fair value of the Common Shares issued of $1.03 (US$0.89) per share was determined based on the date that the agreement was reached.

The cash component of the transaction was financed by (i) a term loan of $3,212,000 (US$2,746,000) from a financial institution as described in note 13, (ii) two increased existing loan facilities from a second financial institution totalling $5,363,000 (US$4,600,000) as described in note 15(b), secured by the Company’s accounts receivables; and (iii) from the Company’s working capital.

In conjunction with the provision of loans described in the preceding paragraph, the Company incurred aggregate financing costs of $381,000.  The costs are included in other assets (note 8(a)) on the consolidated balance sheet and are amortized over the term of the loan, which matures December 31, 2010.

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been in included since December 21, 2006.  The preliminary cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities with goodwill being the excess of the cost of purchase over the estimated fair values of net assets acquired.

Amount $
Accounts receivable	1,000
Investment in film and television	8,090
Property and equipment	32
Customer relationships	420
Other intangibles	116
Prepaid expenses	26
Goodwill (note 10)	3,492
Accounts payable and accrued liabilities	(1,427)
Deferred revenue	(563)
Total consideration	11,186

The preliminary allocation of the purchase price is subject to revision as more detailed analysis of the fair values of the assets and liabilities are computed.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Due to changes in estimated asset and liability values, during the three months ended May 31, 2007, the Company changed its allocation of the purchase price by decreasing accounts receivable ($2,479,000), Investment in film ($511,000) and Customer relations ($1,317,000).  These changes were offset by decreases in the allocation to accounts payable and accrued liabilities ($660,000), deferred revenue ($2,233,000) and an increase in goodwill ($1,276,000).

Goodwill

	May 31 2007 $	August 31 2006 $

kaBOOM! Entertainment Inc.	5,252	5,252
Castle Hill Productions Inc. and Dream LLC	3,492	-

	8,744	5,252

Goodwill represents the excess of acquisition costs over tangible and intangible assets acquired and liabilities assumed in businesses acquired by the Company.  Goodwill is reviewed for impairment at least annually.

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $3,000,000. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets.  At May 31, 2007, there was $nil (August 31, 2006 -$689,000) available under the facility.

Accounts payable and accrued liabilities

	May 31 2007 $	August 31 2006 $

Trade accounts payable	9,020	4,354
Production related payables	7,948	3,529
Distribution liabilities	1,562	2,502
Royalties payable	1,896	999

	20,426	11,384

Term loan

In connection with the acquisition of Castle Hill Productions Inc. and Dream LLC (note 9), the Company entered into an agreement with a financial institution to borrow $2,938,000 (US$2,746,000).  The loan bears

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

interest at the Canadian Imperial Bank of Commerce’s US base rate. The term loan is due to be repaid and reduced to US$1,533,000 by December 31, 2007; to US$833,000 by December 31, 2008; to US$233,000 by December 31, 2009 and repaid in full by December 31, 2010.

The loan is secured by a general assignment of certain of the Company’s subsidiaries’ assets, a guarantee from the Company and certain of its subsidiaries, and a pledge of shares of Castle Hill Productions Inc. and Dream LLC.

Note payable

In connection with the acquisition of Trinity Home Entertainment, LLC (note 29(ii)), the Company paid a   deposit against the acquisition price by issuing a promissory note in the principal amount of $267,000   (US$250,000) to the vendors.  The note is non-interest bearing and is subject to the terms and conditions of the   letter of agreement dated May 9, 2007, and was repaid on closing (note 29(ii)).

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Production loans comprise the following:

	May 31 2007 $	August 31 2006 $

Bank and other financial institution loans (a)	24,515	20,827
Bank facility for business acquisition (b)	4,963	-
Interim bridging loans (c)	8,652	5,577
Loans from related parties (d)	8,032	2,839
Vendor financing arrangement (e)	285	519

	46,447	29,762

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Of the loans outstanding, $13,868,000 (US$12,965,000) (August 31, 2006 - $11,648,000 (US$10,538,000)) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions which bear interest at the rate of LIBOR plus 0.75 % to plus 3.25% and a loan of US$250,000 which bears interest at the rate of 11.0% per annum. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. As at May 31, 2007, the weighted average interest rate of the loans outstanding was 7.46% (August 31, 2006 – 6.26%).

During the nine months ended May 31, 2007, several loans totalling $4,927,000 (August 31, 2006 – $3,416,000) became due and payable.  The terms were extended by negotiation to more closely match the collection of cash from the revenue source acting as security interest for these loans.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 26(a).

b)

Bank facility for business acquisition

In connection with the acquisition of Castle Hill/Dream (note 9), the Company entered into agreements with a financial institution to borrow $4,963,000 (US$4,641,000) for the purpose of completing the financing of the purchase price.  The loans are secured by existing and future receivables of certain films.

c)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to finalizing the financing for a film or television series. Of the loans outstanding, $2,904,000 (US$2,715,000) (August 31, 2006 - $5,256,000 (US$4,755,000)) is denominated in United States dollars. These interim bridge loans are repaid at the time of closing of financing and are secured by the distribution and other rights to the film or television series owned by the production subsidiary. The loans bear interest at a rate of 18% to 30% per annum. As at May 31, 2007, the weighted average interest rate of the loans outstanding was 26.19% (August 31, 2006 – 20.96%).

d)

Loans from related parties

On March 28, 2007 the Company entered into agreements with a director, a shareholder, and two members of senior management (or companies controlled by senior management) to loan the Company an aggregate amount of $4,935,000.  The transaction costs and interest anticipated to be paid is approximately $200,000.  The loans are secured by a general assignment of the Company’s assets and are repayable from proceeds of a private placement that closed June 8, 2007 (note 29(i)).

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management in the principal amount of

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

$2,740,000.  This loan bears interest at the rate of 18% per annum.  The loan is secured by the Company’s unencumbered entitlement to tax credits receivable and by guarantees provided by certain unrelated production companies.  The unrelated production companies’ guarantees are limited to each production company’s unencumbered entitlement to its tax credit receivables. The loan was repaid from part of the net proceeds of the private placement that closed on June 8, 2007 (note 29(i)).

e)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVD’s replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.

f)

Financing arrangements with a Limited Partnership

The Company has entered into financing arrangements with a Canadian limited partnership which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

Legal settlement

On October 2, 2001, the Company initiated an action in British Columbia Supreme Court against a co-financier in a television series for damages from the co-financier's failure to honour a contract for its share of the financing of the television series. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company's claim against the co-financier. On January 16, 2007, the settlement amount, less legal costs, was received by the Company.

Film financing transaction

Pursuant to a film financing arrangement, the Company is obligated to pay a revenue guarantee in the amount of $24,291,000 (£11,567,000) in April 2009.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, are restricted for use as security for the guarantee and cannot be used for any other purpose. At May 31, 2007, the amount of the deposit was $22,211,000 (August 31, 2006 - $21,272,000). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the nine month period ended May 31, 2007, interest income and interest expense of $841,000 (2006 -$740,000) was included in the results of operations.

Loss on settlement of obligation

On April 30, 2007, the Company issued 277,406 Common Shares to an individual related to a member of senior management valued at $860,000 for settlement of a loan payable plus interest, in the amount $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000 (note 19(a)(viii)).

Under the terms of a debt repayment agreement with Comerica Bank (Comerica), a former trade creditor, the Company, who had previously agreed to exchange Comerica’s trade payable balance for a term loan, issued a Conversion Right Certificate.  On March 30, 2006, Comerica converted its US$1,075,000 loan for 215,000 Common Shares in the Company.  The Company recognized a loss of $15,000 on the settlement of its obligation which represents the extinguishment of the Company’s liability to Comerica.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value

Unlimited Preference Shares, issuable in series without par value

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Share pays a 10% cumulative dividend on a quarterly basis.

The Company may at its option, at any time after July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$0.50 per share.

(i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the balance of shares originally reserved for issuance to Comerica Bank of California as per their conversion agreement.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000).

(iii)

On October 24, 2006, the Company issued 71,318 Common Shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000 and therefore the Company recorded a loss on settlement of the dividends of $13,000.

(iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $123,000 (US$108,000).  A balance of $84,000 representing a portion of the value associated with warrants was transferred from warrants.

(v)

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC (note 9), which in part consisted of the issuance of 1,120,419 Common Shares of the Company valued at $1,158,000.  The fair value per Common Share of $1.03 (US$0.89) was determined based on the date that the agreement was reached.

(vi)

On January 12, 2007, the Company issued 39,907 Common Shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

(vii)

In January, 2007, 245,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $156,000 (US$132,000).  A balance of $116,000 representing a portion of the value associated with warrants was transferred from warrants.

(viii)

On April 30, 2007, the Company issued 277,406 Common Shares valued at $860,000 for settlement of a loan payable plus interest in the amount of $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000.

(ix)

In May 2007, 645,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $399,000 (US$348,000).

(x)

In May, 2007, 1,185,896 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $653,000 (US$593,000).

(xi)

During the nine months ended May 31, 2007, the Company issued 564,996 Common Shares for gross cash proceeds of $346,000 in connection with employee stock options that had been exercised.  A balance of $176,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Issued

		Common	Preferred – Series I			Preferred – Series II
	Number of shares	Amount $	Number of shares		Amount $	Number of shares	Amount $	Total amount $

Balance – August 31, 2006	30,964,977	18,164	4,347,825		1,656	2,661,929	1,940	21,760

Issued for cash on exercise of Series II Preference Warrants (note 19(a)(ii)(x))	-	-	-		-	1,685,896	930	930
Transfer of warrant fair value on exercise of Series II Preference warrants (note 21)	-	-	-		-	-	269	269
Issued for settlement of dividends payable (note 19(a)(iii)(vi))	111,225	127	-		-	-	-	127
Issued for cash on exercise of common share warrants (note 19(a)(iv)(vii)(ix))	1,090,000	678	-		-	-	-	678
Transfer of warrant fair value on exercise of common share purchase warrant (note 21)	-	510	-		-	-	-	510
Issued for Castle Hill/Dream acquisition (note 19(a)(v))	1,120,419	1,158	-	-	-	-	-	1,158
Issuance for debt settlement (note 19(a)(viii))	277,406	860	-		-	-	-	860
Issuance for cash on exercise of stock options (note 19(a)(xi))	564,996	522	-		-	-	-	522

Balance – May 31, 2007	34,129,023	22,019	4,347,825		1,656	4,347,825	3,139	26,814
Shares held in escrow	343,689	351	-		-	-	-	351
Returned to treasury from escrow (note 19(a)(i))	(121,000)	(123)	-		-	-	-	(123)
Shares held in escrow	222,689	228	-		-	-	-	228

b)

Stock options

On January 28, 1998 the Company’s shareholders approved a stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to officers and key employees.  In fiscal 1999, 2001, 2003 and 2006, the Company’s shareholders approved amendments to the Plan (the Amended Plan).  The number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 6,217,466 common shares of the Company. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately, or up to a period of 37 months. The Company intends to issue new shares for any stock options exercised.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table summarizes stock option transactions which occurred during the period:

	Number of shares	Weighted average exercise price $

Balance – August 31, 2006	2,908,667	0.68

Granted	1,820,000	1.77
Exercised	(564,996)	(0.61)
Expired	-	-
Forfeited	(285,000)	(1.11)

Balance – May 31, 2007	3,878,671	1.17

The weighted average fair value of options granted for the nine months ended was $1.62 (2006 - $0.39).  The intrinsic value of stock options exercised was $0.88 (2006 - $0.90).

The following table summarizes stock options outstanding as at May 31, 2007:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

January 23, 2009	0.48	150,000	1.7
July 1 and July 28, 2008	0.52	375,000	1.1-1.2
October 12, 2008	0.58	218,667	1.4
August 31, 2009	0.63	530,837	2.3
February 1, 2010	0.63	211,667	2.8
February 25, 2008	0.65	462,500	0.8
June 12 and November 3, 2010	0.95	60,000	3.1-3.5
October 6, 2010	0.96	20,000	3.4
November 21, 2010	1.09	5,000	3.5
November 14, 2009	1.21	225,000	2.5
May 15, 2009	1.31	75,000	2.0
August 31, 2010	1.40	50,000	2.1
January 12 and September 1, 2010	1.43	180,000	2.6-3.3
March 28 and July 10, 2010	1.56	305,000	2.8-3.2
April 18, 2010	2.02	935,000	2.9
May 4, 2010	3.05	75,000	3.0

		3,878,671	2.19

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

At May 31, 2007, a total of 1,830,895 (August 31, 2006 – 1,517,215) options were exercisable at a weighted average exercise price of $0.88 (August 31, 2006 - $0.69).  The intrinsic value of the exercisable options was $1.94 (August 31, 2006 - $0.40) and a weighted average contractual term of 1.96 years (August 31, 2006 – 2.08 years).

c)

Stock-based compensation to employees

During the nine months ended May 31, 2007, the Company recorded stock based compensation expenses of $594,000 (2006 - $345,000). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	May 31 2007	August 31 2006

Volatility (based on historical volatility)	97% to 113%	93% to 108%
Risk-free interest rate	3.40% to 4.16%	2.50% to 3.00%
Expected life	0.5 to 3.0 years	0.5 to 3.0 years

As at May 31, 2007, the Company had total compensation costs related to non-vested awards not yet recognized of $831,000 (August 31, 2006 - $225,000) with a weighted average period of 2.5 years (August 31, 2006 – 2.6 years).

Contributed surplus

a)

The Company issued stock options to employees during the nine months ended May 31, 2007 as compensation. The Company has recognized $594,000 (2006 - $345,000) (note 19(c)) as expense and contributed surplus.

Amount $

Balance – August 31, 2006	2,864

Stock based compensation expense	594
Stock options exercised	(176)

Balance – May 31, 2007	3,282

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Warrants

Series II Preferred Share Purchase Warrants

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

During the year ended 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

During the nine months ended May 31, 2007, 1,685,896 Series II Preference Share warrants were exercised at a   price of US$0.50 per share for total proceeds of $930,000 (US$843,000).  An amount of $269,000 (2006 -   $424,000), representing the value of the Series II Preference Share warrants exercised during the nine months   ended May 31, 2007 was transferred to the cost of the issued Series II Preference Shares.

Common Share Purchase Warrants

During the year ended 2006, the Company issued 1,500,000 Common Share warrants to a firm of marketing and publicity consultants.  1,000,000 warrants vested immediately and 500,000 warrants vest at the end of the arrangement, 12 months after the grant date.  Each warrant is convertible into one Common Share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants in the amount of $78,000 (2006 - $nil) during the nine months ended May 31, 2007 which is included in selling, general and administrative expenses.

During the year ended 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

During the nine months ended May 31, 2007, 1,090,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $678,000 (US$588,000).  An amount of $510,000 representing the value of the common share purchase warrants exercised during the nine months ended May 31, 2007 was transferred to the cost of the issued Common Shares.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

	Common Share Purchase Warrants		Series II Preference Share Purchase Warrants
	Number of Shares	Amount $	Number of Shares	Amount $	Total Amount $

As at August 31, 2006	1,769,000	741	1,685,896	269	1,010
Value recognized	-	78	-	-	78
Converted	(1,090,000)	(510)	(1,685,896)	(269)	(779)
As at May 31, 2007	679,000	309	-	-	309

As at May 31, 2007, the following warrants were outstanding to acquire Common Shares and Preferred Shares as indicated in the table below:

		May 31, 2007		August 31, 2006
Expiry date	Exercise price per share	Common	Series II Preferred	Common	Series II Preferred
	$
February 6, 2009	US 0.54	410,000	-	1,500,000	-
June 7, 2010	1.21	269,000	-	269,000	-
July 29, 2009	US 0.50	-	-	-	1,685,896

		679,000	-	1,769,000	1,685,896

Interest expense

	Three Months Ended May 31		Nine Months Ended May 31
Interest expense comprises the following:	2007 $	2006 $	2007 $	2006 $

Bank credit facility	49	-	103	-
Term loan	65	-	115	-
Production loans	661	261	1,480	740
Deferred financing costs (note 8(a))	32	302	58	414
Film financing transaction (note 17)	283	245	841	740
Other	28	20	57	22

	1,118	828	2,654	1,916

Interest capitalized to film and television programming costs	871	255	1,772	465

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Earnings (loss) per common share

(amounts in $ except weighted average number of shares which are expressed in thousands)	Three Months Ended May 31		Nine Months Ended May 31
	2007 $	2006 $	2007 $	2006 $
Numerator for basic net earnings (loss) per Common Share

Net earnings (loss)	1,913	(441)	4,238	(1,881)
Less: Preference Share dividends	(111)	(79)	(315)	(214)

Earnings used for basic net earnings (loss) per Common Share	1,802	(520)	3,923	(2,095)

Denominator for basic net earnings (loss) per Common Share
Weighted average number of Common Shares outstanding	33,385	23,124	32,212	22,074

Basic net earnings (loss) per Common Share	0.05	(0.02)	0.12	(0.10)

Numerator for diluted net earnings (loss) per Common Share:
Net earnings (loss) used in computing basic net earnings (loss) per Common Share	1,802	(520)	3,923	(2,095)
Preference Share dividends	111	-	315	-

	1,913	(520)	4,238	(2,095)
Denominator for diluted net earnings (loss) per Common Share

Weighted average number of Common Shares	33,385	-	32,212	-
Series I Preference Shares	3,280	-	2,624	-
Series II Preference Shares	2,545	-	1,936	-
Stock options and warrants	3,266	-	2,658	-
Contingently issuable shares	223	-	223	-

Shares used in computing diluted net earnings (loss) per Common Share	42,699	23,124	39,653	22,074

Diluted net earnings (loss) per Common Share	0.04	(0.02)	0.11	(0.10)

For the three and nine months ended May 31, 2006, the effect of potentially dilutive Series I & II Preferred Shares and Series II Preferred Share warrants, contingently issuable shares, stock options and other warrants, were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as, the exercise price is greater than share price, to the basic earnings (loss) per Common Share.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Changes in non-cash operating working capital

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $	2006 $	2007 $	2006 $
Accounts and other receivables	(6,090)	(1,252)	(18,721)	1,594
Inventory	245	(69)	(174)	19
Prepaid expenses and deposits	121	133	80	(131)
Accounts payable and accrued liabilities	(6,069)	(868)	7,414	(934)
Deferred revenue	(1,819)	1,812	(26)	1,779

	(13,612)	(244)	(11,427)	2,327

Non-cash transactions

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $	2006 $	2007 $	2006 $
Fair value of warrants attributed to issuance of Series II Preference Shares and Common Shares (note 21)	499	195	779	424
Issuance of Common Shares on settlement of obligations (note 19(a)(iii)(vi))	860	205	987	205
Issuance of Common Shares on conversion of debt	-	157	-	157
Issuance of Common Shares for purchase of Castle Hill Productions Inc. and Dream LLC (kaBOOM! Entertainment Inc. – 2006) (note 19(a)(v))	-	-	1,158	500
Fair value of stock options transferred (note 19(a)(xi))	165	-	176	-
Acquisition payable for purchase of kaBOOM! Entertainment Inc.	-	1,000	-	4,202
Issuance of Common Shares for deferred financing costs	-	-	-	300
Issuance of note payable for deposit on acquisition of Trinity Home Entertainment, LLC (note 29(ii))	267	-	267	-

Commitments and contingencies

a)

Loan guarantees

i)

Certain film productions are pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At May 31, 2007, the total amount of such

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

unpaid loans was approximately $152,000 (August 31, 2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

ii)

The Company has entered into financings with a Canadian limited partnership (see note 15(f)) which provides security for bank loans totalling $5,319,000 provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs.  The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project.  In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

b)

Film distribution rights commitment

At May 31, 2007, the Company had commitments of $7,457,000 (August 31, 2006 - $2,229,000) with respect to the acquisition of film distribution rights to 16 films (August 31, 2006 – 10 films), which are expected to be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

c)

Legal claims

i)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total annual rental commitments are as follows:

Lease obligations $
2007	135
2008	720
2009	792
2010	807
2011	808

3,262

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

e)

Business acquisition

On May 17, 2007, the Company entered into a binding letter of agreement to acquire Dufferin Gate Holdings Inc. (“DGH”), the parent holding corporation of Dufferin Gate Productions Inc. (“DGP”), a Canadian company which provides production services and facilities.  Under the terms of the agreement, the Company will acquire 40.01% of the total issued and outstanding shares of DGH and will subscribe for preferred shares such that together, the Company will have 50% of the voting rights in DGH for $2,400,000.  The Company intends to grant an option to the remaining shareholder to require the Company to purchase all of the remaining issued and outstanding shares of DGH for a price of $3,600,000.  The option is exercisable no later than January 31, 2008.  The closing of the acquisition is scheduled for July 31, 2007.  Upon execution of the agreement, the Company made deposits of $600,000 which have been included in other assets on the Company’s consolidated balance sheet (note 8(b)).

Segmented information

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Home Entertainment segment distributes video cassettes, DVD’s and ancillary merchandise in Canada.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segment earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and other production costs and home entertainment direct costs. Corporate expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The Home Entertainment segment is impacted by strong sales in the Christmas season during the first and second quarters of the fiscal year.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Selected information for the Company’s operating segments, net of intercompany amounts, is as follows:

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $	2006 $	2007 $	2006 $
Revenue
Motion Picture	2,389	3,420	13,094	4,659
Television	13,129	1,522	21,791	2,324
Home Entertainment	4,488	3,882	16,727	6,411
	20,006	8,824	51,612	13,394

Segment earnings (loss) from operations before the undernoted
Motion Picture	(1,394)	670	(1,090)	(979)
Television	4,661	35	6,472	379
Home Entertainment	334	394	2,760	993
Corporate	(1,491)	(1,113)	(3,236)	(1,804)
	2,110	(14)	4,906	(1,411)

	May 31 2007 $	August 31 2006 $
Total Assets
Motion Picture	66,777	64,538
Television	41,030	5,598
Home Entertainment	15,659	13,406
	123,466	83,542

Goodwill by reportable business segment as follows:

Television	3,492	-
Home Entertainment	5,252	5,252
	8,744	5,252

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Revenue by geographic location, based on the location of customers, is as follows:

	Three Months Ended May 31		Nine Months Ended May 31

	2007 $	2006 $	2007 $	2006 $
Revenue
Canada	9,424	4,774	24,912	8,075
United States	9,666	2,159	17,854	2,299
United Kingdom	558	588	2,393	597
Germany	-	244	10	955
Japan	-	-	738	-
Other foreign	358	1,059	5,705	1,468

	20,006	8,824	51,612	13,394

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the nine months ended May 31, 2007 the Company paid $151,000 (2006 - $142,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

As at May 31, 2007, included in production loans was $4,935,000 (August 31, 2006 – $nil) plus interest payable due to a director, a shareholder, and two members of senior management (or companies controlled by senior management) (note 15(d)).  During the nine months ended May 31, 2007, the Company incurred interest and arrangement fees of $158,000 (2006 – $nil) which is included in interest expense in the consolidated statements of earnings.  The loan was repaid from the proceeds of a private placement completed subsequent to May 31, 2007 (note 29(i)).

c)

As at May 31, 2007, included in production loans was $2,740,000 (August 31, 2006 - $2,740,000) plus interest payable due to a company controlled by a director and a member of the Company’s senior management (note 15(d)).  During the nine months ended May 31, 2007, the Company incurred interest of $369,000 (2006 - $nil) which is included in interest expense in the consolidated statement of earnings. The loan was repaid from the proceeds of a private placement completed on June 8, 2007 (note 29(i)).

d)

As at May 31, 2007, included in production loans was $50,000 (August 31, 2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is unsecured, due on demand and is interest free.  The loan was repaid subsequent to May 31, 2007.

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

e)

On April 30, 2007, the Company issued 277,406 Common Shares to an individual related to a member of senior management valued at $860,000 for settlement of a loan payable plus interest, in the amount $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000 (note 18).

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent events

(i)

Private placement

On June 8, 2007, the Company completed a private placement of 13,200,000 Common Shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).

The net proceeds were used to repay loans from related parties in the amount of $4,935,000 plus interest and $2,740,000 plus interest (note 15(d)).  The remaining net proceeds will be used for general working   capital purposes and to finance the acquisitions of Trinity Home Entertainment, LLC (note 29(ii)) and  Dufferin Gate   Holdings Inc. (note 26(e)).

Pursuant to an advisory agreement, the Company granted as partial compensation to retain an investment banker as its financial advisor in various financing and acquisition activities, a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011.

(ii)

Business acquisition

On July 3, 2007, the Company acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”), an independent DVD distributor of feature films in the United States.    The   cost of the purchase was $8,472,000 (US$7,975,000) consisting of 229,358 common shares of the   Company valued at $530,000 (US$500,000) and cash consideration of $7,942,000 (US$7,475,000).  The   fair value of the common shares issued of US$2.18 per share was based on the date agreement was reached.  As at May 31, 2007, the Company had incurred $28,000 in direct costs associated with the   acquisition, which are included in other assets on the consolidated balance sheet.  The cash component of   the transaction was financed by the proceeds of the private placement completed on June 8, 2007, as outlined above.

The purchase agreement also provides for payment of a maximum additional consideration of $2,135,000 (US$2,000,000) upon finalization of Trinity’s audited financial statements for the years ended December 31, 2006 and 2005.  This amount was deposited in escrow by the Company on closing.  Any additional consideration paid will be included as a cost of the purchase, resulting in additional goodwill.

On May 9, 2007, in conjunction with the acquisition, the Company paid deposits totalling $556,000 (US$500,000) (note 8(b)).  The deposits consist of (i) $278,000 (US$250,000) cash held in escrow and (ii) an unsecured promissory note in the principal amount of $267,000 (US$250,000) payable to the vendors

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

(note 14).  At closing, the cash deposit was applied towards the purchase price, and the note payable was satisfied by the cash portion of the purchase price.

The Company is unable to provide a preliminary allocation of the purchase price to the assets acquired and liabilities assumed.

The acquisition will be accounted for by the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s year end results.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

The Company has revised its previously issued August 31, 2006 U.S. GAAP financial information to retrospectively account for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency, as a derivative liability.  Previously, share purchase warrants were accounted for as equity under U.S. GAAP.  As a result of this change in accounting policy, the derivative liability is adjusted to fair value each period, with any resulting gains or losses included in net earnings under U.S. GAAP.  In addition, the reclassification of the Series II Preference Share warrants to a derivative liability resulted in a different allocation of the proceeds received from a private placement between the Series I Preference shares and the Series II Preference Share warrants, which resulted in the reversal of the beneficial conversion feature on the Series II Preference Share warrants.  The Company believes this change is preferable as it is consistent with the changes proposed by the staff to the Financial Accounting Standards Board on accounting for embedded and other derivatives in convertible instruments.  The adjustments to the year ended August 31, 2006 resulted in a reduction of $1,432,000 to shareholders’ equity under U.S. GAAP.

Application of U.S. GAAP

i)

Gain on settlement of debt

During the year ended August 31, 2003, the Company recognized a gain on modification of certain debts and obligations.  For U.S. GAAP purposes the gain was not recognized in accordance with Statement of Financial Accounting Standards (SFAS)15, where the gain can only be recognized when realized upon issuance of shares in settlement of the obligation.  During the nine months ended May 31, 2006, the Company issued 215,000 common shares to settle US$1,075,000 of debt which resulted in a gain of $1,173,000.

ii)

Film financing transaction

During the fiscal year ended August 31, 2004, the Company entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

iii)

Non-employee stock based transaction

During the year ended August 31, 2006, the Company granted 1.5 million Common Share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an equity instrument.  For U.S. GAAP purposes, the warrants are recorded as a derivative liability with gains or losses arising from the revaluation of the liability fair value being included in the period operating results over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

iv)

Change in fair value of Series II Preference Share Warrants

During the year ended August 31, 2005, the Company issued 4,347,825 Series II Preference Share warrants in connection with a private placement.  For U.S. GAAP purposes, when a company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants are recorded as a liability and adjusted to fair market value with any resulting gains or losses included in the calculation of net earnings under U.S. GAAP.  For Canadian GAAP purposes share purchase warrants are recorded as equity with no adjustment to fair market value.

v)

Beneficial conversion feature – Series I Preference Shares

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,825 Units for gross proceeds of US$2 million.  The Company allocated the proceeds from the private placement between the Series I Preference Shares and the Series II Preference share warrants using a residual approach (note 30(vi)).  The value assigned to the Series I Preference Shares was less than the fair value of the Series I Preference Shares at the date of issue.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series I Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series I Preference Shares.  The Series I Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year.  For Canadian GAAP this discount is not recognized.

vi)

Issuance of derivative instruments

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,825 units for gross proceeds of US$2 million.  For U.S. GAAP purposes, the Series II Preference Share warrants were treated as a derivative liability and the Series I Preference Shares as equity.  Upon conversion of the Series II Preference Share warrants the fair value of the amount

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

converted is transferred from a liability to shareholders’ equity.  For Canadian GAAP purposes, share purchase warrants are recorded as equity and there is no impact on shareholders’ equity upon exercise.

The Company allocated the proceeds from the placement between the Series I Preference Shares and the Series II Preferred Share warrants using a residual approach, initially allocating proceeds to the fair value of the liability and the residual to the Series I Preference Shares.  Under Canadian GAAP the proceeds were allocated to the Series II Preference Share warrants and the Series I Preference Shares using a relative fair value approach, therefore resulting in a difference between U.S. and Canadian GAAP.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Under U.S. GAAP, the net earnings (loss) and earnings (loss) per share figures for the three and nine months ended May 31, 2007 and 2006, and the shareholders’ equity as at May 31, 2007 and August 31, 2006 are as follows:

		Net earnings (loss)			Shareholders’ equity
	Three Months Ended May 31		Nine Months Ended May 31		May 31	August 31
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
						Revised

Net earnings (loss)/shareholders’ equity – Canadian GAAP	1,913	(441)	4,238	(1,881)	26,325	17,631
Gain on settlement of debt (note 30(i))	-	1,173	-	1,173	-
Benefit realized on film financing transaction (note 30(ii))	33	13	135	58	(412)	(547)
Non employee stock based compensation (note 30(iii))	(759)	-	(1,320)	-	(941)	(821)
Changes in fair value of Series II Preference Share warrants (note 30(iv))	(1,403)	-	(1,816)	-	-	(949)
Beneficial conversion feature – Series I Preference Shares (note 30(v))	-	195	-	424	-	-
Issuance of derivative instruments (note 30(vi))	-	-	-	-	-	(13)

Net earnings (loss)/shareholders’ equity - U.S. GAAP	(216)	940	1,237	(226)	24,972	15,301

Denominator for basic net earnings (loss) per Common Share
Weighted average number of Common Shares outstanding:	33,385	23,124	32,212	22,074
Basic net earnings (loss) per Common Share under U.S. GAAP	(0.01)	0.04	0.04	(0.01)

Denominator for diluted net earnings per Common Share
Weighted average number of Common Shares outstanding	33,385	28,168	39,653	22,074
Diluted net earnings (loss) per Common Share under U.S. GAAP	(0.01)	0.03	0.03	(0.01)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

The following table indicates the changes to the Company shareholders’ equity.

	May 31 2007 $	August 31 2006 $
		Revised

Shareholders’ equity – beginning of period	15,301	6,121
Net earnings (loss) for the period – U.S. GAAP	1,237	(3,957)
Exercise of Series II Preference Share warrants (note 19(a)(ii)(x))	3,709	2,720
Issuance of Common Shares for cash	-	8,370
Issuance of shares in settlement of obligation	-	231
Issuance of stock options granted (note 19(c))	594	640
Conversion of warrants (note 21)	-	272
Issuance of Common Shares on settlement of debt (note 19(a)(iii)(vi))	987	157
Issuance of Common Shares for acquisition of kaBOOM! Entertainment Inc.	-	800
Issuance of Common Shares for acquisition of Castle Hill Productions Inc. and Dream LLC (note 9)	1,158	-
Exercise of stock options	347	255
Exercise of Common Share purchase warrants	1,954	-
Dividends declared	(315)	(308)

Shareholders’ equity – end of period	24,972	15,301

a)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	May 31 2007 $	August 31 2006 $

Balance - Beginning of period	259	628

Credited to expenses	-	(369)

Balance - End of period	259	259

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

May 31, 2007 and 2006

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

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